SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002


                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

         1.  Name and business address of person filing statement.
                Andrew J. Dearman, III
                2992 West Beach Boulevard
                Gulfport, MS  39501
         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                The undersigned is Vice President, Power Generation and Delivery of Mississippi Power Company. He files this statement on behalf of said Company or any affiliated company before the Securities and Exchange Commission or Federal Energy Regulatory Commission or any member, officer or employee of such commissions or before any member or committee of Congress, which may include, among other things, proceedings in connection with the Public Utility Holding Company and Federal Energy Regulatory Commission Acts or in connection with legislation.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                                 Salary or other
                                  compensations

Name of recipient     received      to be            Person or company from whom
                                   received           received or to be received

                        (a)           (b)
A. J. Dearman, III  $774,358.96  to be included    Mississippi Power Company,
                                 in supplementary  Southern Company Services,
                                 statement         Inc.,Southern Energy and
                                                   Alabama Power Company

           (b)  Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a)  Total amount of routine expenses charged to client:  None

           (b)  Itemized list of all other expenses:  None




 (Date) 1/21/00                        (Signed)  /S/ A.J. Dearman III
                                                     A.J. Dearman III